Ryerson Holding Corporation

2621 West 15th Place

Chicago, IL 60608

October 26, 2010

VIA EDGAR

Ms. Chanda DeLong

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ryerson Holding Corporation
Registration Statement on Form S-4 (File No. 333-169372)

Dear Ms. DeLong:

In connection with the above-referenced Registration Statement on Form S-4 (File No. 333-169372), which was filed by Ryerson Holding Corporation (the “Issuer”) with the U.S. Securities and Exchange Commission (the “Commission”) on September 14, 2010, as amended by Amendment No. 1 filed with the Commission on the date hereof, relating to the offer to exchange (the “Exchange Offer”) up to $483,000,000 in aggregate principal amount at maturity of the Issuer’s registered 14 1/2% Senior Discount Notes due 2015 (the “Exchange Notes”) for outstanding unregistered 14 1/2% Senior Discount Notes due 2015 (the “Original Notes”), the Issuer hereby represents that:

(A)

The Issuer has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuer shall make each person participating in the Exchange Offer aware, through the prospectus relating to the Exchange Offer (the “Prospectus”) or otherwise, that if the Exchange Offer is being registered for the purpose of secondary resales, any holder of Original Notes using the Exchange Offer to participate in a distribution of the Exchange Notes (i) could not rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co., Inc. (available June 5, 1991), Shearman & Sterling (available July 2, 1993) or similar letters (unlike the Issuer, who is relying on such letters, among other things) and

Ms. Chanda DeLong

U.S. Securities and Exchange Commission

October 26, 2010

(ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K of the Securities Act.

(B)	No broker-dealer that may participate in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities has entered into any arrangement or understanding with the Issuer or any affiliate of the Issuer to distribute the Exchange Notes to be received in the Exchange Offer.

(C)	The Issuer (i) shall make each person participating in the Exchange Offer aware, through the Prospectus, that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver the Prospectus in connection with any resale of the Exchange Notes and (ii) shall include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the additional provision that, if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation shall also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

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Very truly yours,

RYERSON HOLDING CORPORATION

By:	/s/ Terence R. Rogers
Name: Terence R. Rogers Title: Chief Financial Officer

(Exxon Capital Letter)